Mail Stop 4561

June 10, 2009

Mr. Robert C. Caller
Executive Vice President, Chief Financial Officer and Treasurer
Bally Technologies, Inc.
6601 S. Bermuda Road
Las Vegas, NV  89119

> **Re:     Bally Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 8, 2009**
> **File No. 001-31558**

Dear Mr. Caller:

We have reviewed your response letter dated May 13, 2009 in connection with the above-referenced filings and have the following comments.  If indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 30, 2009.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 1.  Business

Gaming Regulations and Licensing, page 10

1.     We refer to prior comment 2, and note your discussion under "Gaming Regulations and Licensing" of the federal, state, local, and foreign regulations to which you are subject in connection with your gaming, manufacturing, and distribution operations.  We also note your disclosures under "Patent, Copyright and Trade Secret Protection."  However, we continue to believe that you should expand your discussion of the importance of your intellectual property to your

business.  In this regard, please consider expanding your disclosure to include a discussion of how you use your intellectual property and why the intellectual property is important to your business, the number of patents and trademarks you currently own and/or license and the remaining useful life of material patents and the expiration dates of material licenses (i.e., licenses material to your business in addition to those issued by jurisdictions in connection with your gaming, manufacturing, and distribution operations).

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Revenue recognition, page F-11

2.      We note your response to prior comment number 13 indicating that your gaming operations do not include multiple deliverables.  Please further clarify this assertion.  In this regard, we note that your response also indicates that these arrangements include rent, maintenance, licensing, and connectivity.  In addition, your disclosure on page 4 of your 2008 Form 10-K indicates that arrangements under the Rental and Daily-Fee Games business model may include the sale of gaming devices to casinos and the rental of game content on a daily-fee basis.  Furthermore, we note from page 5 of your 2008 Form 10-K that the sale of centrally determined gaming devices in Mexico includes the sale of gaming devices as well as providing a system network, gaming content and monitoring, maintenance, consulting, marketing and promotion services.  We acknowledge that you may charge a single daily fee; however, this fee appears to be for several revenue generating activities.  Also, if you negotiate more than one contract with a customer, the separate contracts may be viewed as one multiple-element arrangement when determining the appropriate amount of revenue to be recognized.  To the extent that any of your arrangements include multiple elements, please clarify how your accounting treatment complies with EITF 00-21.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 1. Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows, page 5

3.      We note your response to prior comment 17 regarding your presentation of the pay-off of debt from refinancing within cash flows from financing activities.  You indicate that the portion paid by the administrative agent is considered a non-cash transaction.  We believe that even though the proceeds from the new term loan and revolving credit facility were used to directly pay-down the then-existing term loan balance, the administrative agent was acting on your behalf and the

direct payment was done merely for convenience. The substance of the transaction is the receipt of proceeds from the issuance of debt and the repayment of amounts borrowed. Further explain why the flow of funds from the new term loan holder and to the prior term loan holder are considered non-cash transactions per paragraph 32 of SFAS 95.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 4. Long-Term Debit and Capital Leases, page 12

4.      You indicate on page 13, as well as on pages 32 and 34, that the proceeds from the Credit Facility were used to repay existing bank term loans and to pay for transaction fees and expenses. Please reconcile these disclosures to your response to prior comment 17 indicating that you used the Credit Facility to pay-down a portion of the then-existing term loan and you used cash-on-hand to pay the remaining balance of the principal on the prior term loan and the debt issuance costs.

* * * * * * *


        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Mike Johnson, Staff Attorney, at (202) 551-3477 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.


                                        Sincerely,


                                        Stephen Krikorian
                                        Accounting Branch Chief